Mail Stop 4561

September 26, 2006

Charles A. Hinrichs
Senior Vice President and
Chief Financial Officer
Smurfit-Stone Container Corporation
150 North Michigan Avenue
Chicago, IL 60601

      Re: **Smurfit-Stone Container Corporation**
                Form 10-K for the Fiscal Year Ended
                December 31, 2005
                Filed March 6, 2006
                Forms 10-Q for the Quarterly Periods Ended
                March 31, 2006 and June 30, 2006
                Forms 8-K Filed January 25, 2006, April 25, 2006
                and July 26, 2006
                File No. 000-23876

Dear Mr. Hinrichs:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Kathleen Collins
                Accounting Branch Chief